Exhibit 21

CARBO CERAMICS INC.

SUBSIDIARIES

NAME OF ENTITY	JURISDICTION OF ORGANIZATION	PERCENTAGE OWNED
CARBO Ceramics (Mauritius) Inc.	Mauritius	100%
CARBO Ceramics (China) Company Ltd.	China	100%
CARBO Ceramics Cyprus Ltd.	Cyprus	100%
CARBO Ceramics (Eurasia) LLC	Russia	100%
CARBO International, Inc.	Delaware, USA	100%
Falcon Technologies and Services, Inc.	Delaware, USA	100%
StrataGen, Inc.	California, USA	100%